EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of IMC Global Inc. that is made part of Amendment No. 4 to the Registration Statement (Form S-4) and related Prospectus of The Mosaic Company for the registration of shares of its common stock and its 7.50% Mandatory Convertible Preferred Shares and to the incorporation by reference therein of our report, dated January 30, 2004, except for Notes 17 and 19, as to which the date is March 1, 2004, with respect to the consolidated financial statements of IMC Global Inc. incorporated by reference in its Annual Report (Form 10-K/A) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

September 15, 2004